

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Gabriela Tobias
Counsel to the Ministry of Economy & Finance
República Oriental del Uruguay
Embassy of Uruguay
1913 I Street N.W., Lobby
Washington, D.C. 20006

Ignacio Lagos
Counsel
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Re: República Oriental del Uruguay
Registration Statement under Schedule B
Filed March 30, 2023
File No. 333-270970

Form 18-K for the year ended December 31, 2021
Filed September 1, 2022
File No. 333-07128

Dear Gabriela Tobias:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule B filed March 30, 2023

General

1. We recognize your financial and economic statistics are subject to a review process such that certain of your data for 2017-2021 are preliminary. We also recognize that Banco Central is conducting a periodic re-basing of its national accounting calculations, including GDP. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data, including, for example, the data between 2017 and 2021 referenced as preliminary in the summary chart on page D-14 of the Form 18-K filed on September 1, 2022.

2. Please explain or define all acronyms. For example, you state on page D-41 that "To diversify the energy matrix and obtain a constant supply of natural gas, the successive governments have considered different actions for the production of LNG in Uruguay." It appears "LNG" refers to liquefied natural gas. As another example, you disclose on page D-67 the ratio of "NLPs" to total loans and the provision for "NPLs" ratio.

3. Please consider providing your Internet address, if available. See Securities Act Rule 493.

4. You state on page D-52 that "Uruguay imports all of its oil and gas supplies from various international sources...Uruguay's economy is...exposed to fluctuations in international oil prices." Please provide updated disclosure of any material impact of Russia's invasion of Ukraine on Uruguay's economy, inflation, energy supply, or foreign relations.

5. Please update your disclosure, as necessary, to include any material updates relating to your current drought. We note, for example, recent third party reports discussing the severity and duration of the current drought.

Description of Securities
Negative Pledge, page 8

6. Please clarify whether the Series A and Series B Collateralized Fixed Rate Notes Due 2021 notes have been redeemed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Special Counsel, at (202) 551-3535 or Michael Coco, Office Chief, at (202) 551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance